Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Banc of California, Inc.:

We consent to the use of our report dated February 28, 2019, with respect to the consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows of Banc of California, Inc. and subsidiaries for the year ended December 31, 2018, and the related notes, before the effects of the adjustments to retrospectively apply certain reclasses to the statement of operations for the change in accounting described in Note 1 related to the Allowance for Credit Losses as a result of the adoption of ASU 2016-03, “Financial Instruments – Credit Losses (Topic 326)”, on January 1, 2020, which report appears in the December 31, 2020 annual report on Form 10 K of Banc of California, Inc. and is incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Irvine, California
May 12, 2021